Filed Pursuant to Rule 424(b)(3)
Registration No. 333-221814

RODIN INCOME TRUST, INC.

SUPPLEMENT NO. 8 DATED APRIL 20, 2020

TO THE PROSPECTUS DATED APRIL 29, 2019

This Supplement No. 8 supplements, and should be read in conjunction with, our prospectus dated April 29, 2019, as supplemented by Supplement No. 1, dated May 17, 2019, Supplement No. 2, dated August 15, 2019, Supplement No. 3, dated October 3, 2019, Supplement No. 4, dated November 18, 2019, Supplement No. 5, dated January 3, 2020, Supplement No. 6, dated February 19, 2020 and Supplement No. 7, dated March 27, 2020. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 8 is to disclose:

•	the status of our initial public offering; and

•	the extension of our initial public offering.

Status of Our Initial Public Offering

We commenced our initial public offering of $1.25 billion in shares of common stock on May 2, 2018, of which up to $1.0 billion in Class A, Class T and Class I shares are being offered pursuant to our primary offering and up to $250 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering. On June 28, 2018, we satisfied the minimum offering requirement as a result of the purchase of $2.0 million of Class I Shares by our sponsor and we commenced operations.

As of April 17, 2020, we had issued 606,022 shares of our common stock (consisting of 372,984 Class A Shares, 67,081 Class T Shares and 165,956 Class I Shares) in our offering for gross proceeds of approximately $14.6 million. As of April 17, 2020, $1.24 billion of shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on May 2, 2021, unless extended by our board of directors as permitted under applicable law and regulations.

Extension of Our Initial Public Offering

On April 20, 2020, our board of directors authorized the extension of the term of our initial public offering until May 2, 2021.